SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 4
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         Rental Service Corporation
                         (Name of Subject Company)

                         UR Acquisition Corporation
                            United Rentals, Inc.
                                 (Bidders)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, CT 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



        UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").


Item 11.  Materials to be Filed as Exhibits.

        (a)(11) Portion of a script for a presentation made by John N. Milne, Vice Chairman and Chief Acquisition Officer of Parent and President of Purchaser, at a Donaldson, Lufkin and Jenrette Securities Corporation investor conference held in New York City on April 14, 1999.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  UR ACQUISITION CORPORATION


                                  By:   /S/ JOHN N. MILNE
                                        ---------------------
                                        Name:  John N. Milne
                                        Title: President


                                  UNITED RENTALS, INC.


                                  By:   /S/ BRADLEY S. JACOBS
                                        -----------------------
                                        Name:  Bradley S. Jacobs
                                        Title: Chairman and Chief
                                                 Executive Officer


Date: April 14, 1999



                             INDEX TO EXHIBITS

Exhibit
Number                              Exhibit
-------                             -------

(a)(11) Portion of a script for a presentation made by John N. Milne, Vice Chairman and Chief Acquisition Officer of Parent and President of Purchaser, at a Donaldson, Lufkin and Jenrette Securities Corporation investor conference held in New York City on April 14, 1999.